

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 12, 2018

Via E-Mail
Mr. Jim Plohg
Ashford Holding Corp.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

      Re: **Ashford Holding Corp.**
               Amendment No. 1 to Registration Statement on Form S-4
               Filed May 24, 2018
               File No. 333-224409

Dear Mr. Plohg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2018 letter.

General

1.   We have reviewed the May 24, 2018 response sent in reply to prior comment 1, and considered the conclusion offered regarding the availability of the Rule 13e-3(g)(2) exception. Notwithstanding the analysis provided, please confirm for us, as discussed by telephone on June 12, 2018, that the New Holdco Common Stock received by AINC's shareholders will be listed on the NYSE American exchange and registered under Section 12(b) of the Securities Exchange Act of 1934 before and/or no later than at the time of the planned conversion. To the extent you are able to confirm that AINC shareholders will be receiving an equity security so listed and registered, please make conforming disclosures in the Form S-4 by, at a minimum, removing: (1) the doubt that such listing (and, in turn, registration) may occur; and (2) the potential implication that the equity

security to be received only held the promise of being so listed (and, in turn, registered) at the time of conversion.

2.   We note your response to prior comment 3 that Maryland counsel has advised that the merger will not require approval of the stockholders because the merger has been structured to comply with Section 3-106.2 of the Maryland General Corporation Law. We further note the revised disclosure on page 10 indicating that the Special Committee and the Board considered a number of factors relating to the procedural safeguards and structural protections created by the structure of the transaction, including the fact that it is a non-waivable condition to the closing that the transactions be approved by the stockholders to the extent required by the Maryland General Corporation Law or the rules of the NYSE American. Please revise to clarify, if true, that the merger is not required to be approved by your stockholders, and that the NYSE American requires that the stockholders approve the issuance of the Series B Preferred Stock, which will occur after the effectiveness of the merger.

3.   We note your response to prior comment 4 and the revised disclosure on page 10 that the structure of the transactions was chosen by the parties because such parties determined that the structure was the most economically efficient structure available for achieving the goals of such parties. Please revise to more specifically detail how the structure is economically efficient and clarify how the structure benefits the goals of each party. To the extent any directors or officers benefit specifically from this structure, please revise to disclose such benefit.

4.   We note your response to prior comment 5 and the Form 8-K filed by Ashford Inc. on June 5, 2018. Please update your disclosure to reflect the Board's action described in the Form 8-K.

You may contact Nicholas Panos, Senior Special Counsel, in Officer of Mergers & Acquisitions if you have questions regarding the first comment. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Dudley W. Murrey
       Hunton Andrews Kurth LLP